UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
CURRENT TECHNOLOGY CORPORATION
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
2310E 10 4
(CUSIP Number)

Copy to:
Christian J. Hoffmann, III
Keith Denner	QUARLES & BRADY STREICH LANG LLP
5901 Vista Drive	Renaissance One
West Des Moines, Iowa 50266	Two N. Central Avenue
(515)226-0000	Phoenix, Arizona 85004
(602) 229-5200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 5, 2006
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00808Y09

1	NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF PERSON

Keith Denner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		IRS ID #
(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS		PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION		US

7	NUMBER OF SHARES	SOLE VOTING POWER	35,803,725*

8	BENEFICIALLY OWNED	SHARED VOTING POWER

9	BY EACH REPORTING	SOLE DISPOSITIVE POWER	35,803,725*

10	PERSON WITH	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON		35,803,725*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		35.4%*

14	TYPE OF REPORTING PERSON		IN

*Includes 16,908,933 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock and 3,915,526 shares of Common Stock issuable upon conversion of a convertible promissory note held by the Reporting Person. On the basis of Common Stock actually issued, the Reporting Person owns 14,979,266 shares of Common Stock, representing 18.6% of the class. These figures do not take into account the exercise of the Option granted by the Reporting Person disclosed in this Amendment No. 3.
Item 1. Security and Issuer
     This Amendment No. 3 to Schedule 13D amends the Schedule 13D filed March 28, 2002, Amendment No. 1 filed December 30, 2003, and Amendment No. 2 filed March 22, 2005, and relates to the common stock, no par value (the “Common Stock”) of Current Technology Corporation, a corporation continued under the Canada Business Corporations Act (the “Company”), with its principal executive offices located at 800 West Pender Street, Suite 530, Vancouver, British Columbia, Canada V6C 2V6.
Item 4. Purpose of Transaction
     This Schedule 13D is being filed because the Reporting Person granted an option (the “Option”) to Robert Kramer and Anne Kramer, jointly with right of survivorship (the “Kramers”), to purchase 3,000,000 shares of the Common Stock that he owns of the Company at a price of $.38 per share on or before July 5, 2008. The Reporting Person granted the Option to the Kramers, who are officers, directors and principal shareholders of the Company, to provide performance incentives to them.
     Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) As of the close of business on July 5, 2006, Reporting Person’s beneficial ownership of Common Stock was 35,803,725 shares, representing 35.4% of the class. This amount includes 16,908,933 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock and 3,915,526 shares of Common Stock issuable upon conversion of a convertible promissory note held by the Reporting Person. On the basis of Common Stock actually issued, Reporting Person owns 14,979,266 shares of Common Stock, representing 18.6% of the class. Percentage ownership responses are based on the representation of the Company that, as of July 5, 2006, there were 80,372,023 shares of Common Stock issued and outstanding. The number of shares of Common Stock owned by the Reporting Person would be reduced by 3,000,000 if the Option is exercised by its holders.
     (b) The responses of the Reporting Person to Items 7 through 10 on the cover page are incorporated herein by reference. All responses reflected the beneficial ownership as of July 5, 2006.
     (c) On July 5, 2006, Reporting Person and the Company jointly announced the granting of the Option by the Reporting Person.

     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     The Option shall vest and may be exercised at any time and from time to time as follows, provided at least one of the Kramers is an officer of the Company at the time of exercise: (i) 1,500,000 shares may be purchased if the Fair Market Value of the Common Stock is at least $.78 per share at any point during the term of Option; and (ii) 1,500,000 shares may be purchased if the Fair Market Value of the Common Stock is at least $1.14 per share at any point during the term of Option. The “Fair Market Value” shall mean the average of the closing prices of the Common Stock on the five trading days preceding the date in question on the OTC Bulletin Board, or such other public market in which the Common Stock is then trading, on the date of the notice of exercise.
Item 7. Exhibits
     (a) Stock Option Agreement between the Reporting Person and the Kramers.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATE: July 28, 2006

/s/ Keith Denner
Keith Denner